

Mail Stop 3561

March 29, 2010

<u>Via U.S. Mail</u>

Mr. Robert A. Whitman, Chief Executive Officer
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

> **Re:** **Franklin Covey Co.**
> **Form 10-K for the fiscal year ended August 31, 2009**
> **Filed November 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 18, 2009**
> **File No. 001-11107**

Dear Mr. Whitman:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on form 10-K for the fiscal year ended August 31, 2009

Financial Statements, page 56
Notes to Consolidated Financial Statements, page 61
3. Sale of the Consumer Solutions Business Unit, page 70

1. We refer to the disclosure on page 71 regarding the company's obligations to fund future losses of Franklin Covey Products (FCP). We note that the company has no requirement to fund losses of FCP and as such, has not recorded the losses of FCP in its statement of operations for fiscal years 2009 and 2008. We further note that the investment balance for FCP at fiscal years ended 2009 and 2008 is zero. Although we note that no further losses of the entity should be recorded under ASC 323-10-35-20 once the investment is reduced to zero, it is unclear how the investment of $1.8 million and additional capital contribution of $1.0 million were reduced to zero without recording the losses in the statement of operations. Please tell us if you recorded losses under ASC 323-10-35-19 for this entity, reducing your investment to zero. Otherwise, please tell us, and revise future filings to disclose, the events that caused the investment balance to be reduced to zero as of August 31, 2008 when the investment was formed in the fourth quarter of fiscal 2008. Your response should address if any impairment was recorded to the investment as a result of the significant deterioration of FCP mentioned on page 71. We may have further comment upon receipt of your response.

2. Please tell us how the gain of $9.1 million on the sale of CSBU was calculated or determined, including the deferral of a portion of the gain equal to your investment in Franklin Covey Products.

9. Operating Leases, page 76
Lease Income, page 77

3. We note from the last paragraph of note 9 that the company receives sublease income, a portion of which is netted against rent expense. Please tell why you believe the remaining amounts of rental income that are not classified as a reduction of rent expense represent income from operations rather than other income/expense. Your response should include the basis for your conclusions that renting properties relates to the company's operations and the accounting literature upon which you relied for your conclusion.

<u>Quarterly Report on Form 10-Q for the fiscal quarter ended November 28, 2009</u>

<u>Financial Statements, page 2</u>
<u>Notes to Condensed Consolidated Financial Statements, page 5</u>
<u>Note 3 – Commitments and Contingencies, page 6</u>
<u>Liquidity, page 6</u>

4. We note from page 7 that the company remains secondarily liable on leases related to retail stores related to the sale of the CSBU business unit to Franklin Covey Products. We further note that under ASC 460-10-25-1e, guarantees by an original lessee that have become secondarily liable under a new lease that relieved the original lessee from being the primary obligor under the original lease are not required to recognize liabilities for the related guarantee if the lease is accounted for under ASC 840-30-40-5. Please tell us if the assignment of rights in the leases related to the sale of the CSBU to Franklin Covey Products resulted in new leases in which the company was relieved of its obligations as primary obligor. To the extent the company was not formally released as primary obligor, please tell us how you have evaluated the liability related to such guarantees, as applicable.

<u>Periodic Report on Form 8-K dated November 16, 2009</u>

5. We refer to the company's use of the non-GAAP measure EBITDA and the related "pro forma" reconciliation of non-GAAP earnings. Please note that classifying non-GAAP measures as "pro forma" is not considered appropriate and all such presentations should be discontinued in future filings. Furthermore, to the extent the company continues to present such non-GAAP financial measure, we believe it is more appropriate to title the measure as "Adjusted EBITDA," as the company uses the measure to adjust for items other than interest, taxes, depreciation and amortization. Your reconciliation should begin with net income and then present the individual items that have been included or excluded to arrive at the non-GAAP financial measure. Refer to the guidance prescribed in Questions 103.01 and 103.02 of the Division of Corporation Finance's C&DIs regarding Non-GAAP Financial Measures dated January 15, 2010. Please revise all future filings accordingly.

Proxy Statement

<u>Compensation Discussion and Analysis, page 15</u>

6. We note from your disclosure on page 17 that the board uses information from Mercer, Watson Wyatt and other sources to establish compensation. It appears that you may engage in benchmarking. In future filings, please identify the companies to which you

benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda Ravitz at 202-551-3412 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief